UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Sociedad Quimica y Minera de Chile SA

(Name of Issuer)

Series A Common Stock

(Title of Class of Securities)

833636103

(CUSIP Number)

Kendrick T. Wallace, Vice President and General Counsel
Norsk Hydro Americas, Inc.
100 North Tampa Street, Suite 3300
Tampa, Florida 33802
Phone: (813) 222-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:	Donald H. Meiers, Esq.
Holland & Knight LLP
2099 Pennsylvania Avenue, N.W.
Suite 100
Washington, D.C. 20006

December 4, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 833636103

	1.	Names of Reporting Person
Norsk Hydro ASA

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)		[ ]
		(b)		[ ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions).....WC......See response to Item 3 of this Schedule 13D

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		[ ]

	6.	Citizenship or Place of Organization
Norway

Number of		7. Sole Voting Power	0
Shares Beneficially Owned by Each Reporting Person With
		8. Shared Voting Power	52,870,610 shares

		9. Sole Dispositive Power	0

		10. Shared Dispositive Power	52,870,610 shares

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person
52,870,610 shares of Series A common stock

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	13.	Percent of Class Represented by Amount in Row (11)		20.09%

	14.	Type of Reporting Person (See Instructions)		CO

     This Amendment No. 1 amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission on July 2, 2001 by Norsk Hydro ASA. The Original Schedule 13D, as amended by this Amendment No. 1, is sometimes referred to in this filing as the “Schedule 13D.” Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Schedule 13D.

     The item of the Schedule 13D referred to below is amended and supplemented as follows:

     Item 4. Purpose of Transaction

     (d)  By action of the Board of Directors of SQM, effective December 4, 2001, a representative of Hydro, Kendrick T. Wallace, the Vice President and General Counsel of Norsk Hydro Americas, Inc., a wholly-owned subsidiary of Hydro, has been appointed to the SQM Board. This appointment was not made pursuant to the terms of the Option Agreement or any other agreement with SQH or any of its shareholders.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2001	Name: Title:	/s/ Kendrick T. Wallace Kendrick T. Wallace Authorized Representative Vice President & General Counsel Norsk Hydro Americas, Inc.